



3256357

OFFICE OF THE SECRETARY OF STATE

State of California
Secretary of State

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

That the attached transcript of 1 page(s) is a full, true and correct copy of the original record in the custody of this office.

THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

APR 2 2 2010

Debra Bowen

DEBRA BOWEN
Secretary of State



3256351

ENDORSED - FILED
In the office of the Secretary of State
of the State of California

MAR 30 2010

ARTICLES OF INCORPORATION

OF

EYES 4 LIVES, INC.

I.

The name of this corporation is EYES 4 LIVES, INC.

II.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the **GENERAL CORPORATION LAW** of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

The name and address in the State of California of this corporation's initial agent for service of process is:

Name: Roger L. Wu

Address: 2707 East Valley Blvd., Suite 216

City: West Covina State: California Zip: 91792

IV.

This corporation is authorized to issue one class of shares of stock which shall be designated common stock. The total number of shares which this corporation is authorized to issue is one hundred million (100,000,000) shares.

March 1, 2010

OFFICE OF THE SECRETARY OF STATE

Roger L. Wu, Incorporator

A0800710

325635 7

FILED
Secretary of State
State of California

JUL 2 0 2017

CERTIFICATE OF AMENDMENT OF

ARTICLES OF INCORPORATION

OF

EYES 4 LIVES, INC.,

a California corporation

The undersigned certifies that:

1. He is the President/CEO and Secretary of Eyes 4 Lives, Inc., a California corporation.

2. Article IV of the Articles of Incorporation of this corporation is amended to read as follows:

This corporation is authorized to issue 200,000,000 shares, consisting of one class only, designated as "Common Stock," no par value. Each issued and outstanding share shall be entitled to one vote.

3. The foregoing amendment of Articles of Incorporation has been unanimously approved by the Board of Directors of the corporation.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 97,070,000 shares. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

DATED: July 10, 2017

Roger L. Wu,
President/CEO and Secretary